1-15230

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

02046882

FORM 6-K

RECD S.E.C.
JUL 25 2002
1086

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

P.G.

Dated July 25, 2002

Fording Inc.
(Translation of Registrant's Name Into English)

PROCESSED
JUL 30 2002
THOMSON
FINANCIAL

Suite 1000, 205-9th Avenue SE
Calgary, Alberta Canada T2G 0R4
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______ Form 40-F __X__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

Exhibit Index appears on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING INC.

Date: July 23, 2002

By: ____________________
Name: James Frederick Jones
Title: Corporate Secretary

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

News Release | Fording

Fording Inc. Suite 1000, 205 Ninth Avenue S.E.
Calgary, Alberta T2G 0R4

Q2 Interim Report

FORDING INC. ANNOUNCES SECOND QUARTER RESULTS

Income from operations was $44 million, and net income was $22 million or $0.43 per share

Calgary, July 23 – Fording Inc. (TSX/NYSE: FDG) announced today that income from operations for the second quarter of 2002 was $44 million. Net income for the quarter was $22 million, representing earnings per share of 43 cents. In the second quarter of 2001, income from operations was $56 million and net income was $31 million or 59 cents per share. For the six months ended June 30, 2002, net income was $39 million compared to $44 million one year ago and earnings per share were 76 cents compared with 84 cents. Income from operations for the six-month period was $78 million in 2002 versus $86 million in 2001. The 2002 operating results reflect lower metallurgical sales volumes but higher prices compared to one year ago.

Jim Gardiner, President and Chief Executive Officer, said: "Our first half results have been impacted by lower sales volumes. However, the steel industry overall is showing encouraging signs of strength and coal sales volumes are expected to increase going forward. At the same time, hard-coking coal prices have increased substantially for the current year. The benefits of the new coal year prices are clearly evident by our 30% improvement in second quarter earnings per share compared to that achieved in the previous quarter. Fording is well positioned to enjoy improved income from operations this year despite our revised guidance of 14 million tonnes of metallurgical coal sales for calendar 2002."

Metallurgical coal sales were 3.2 million tonnes during the second quarter, matching the level achieved in the first quarter of 2002. Sales in the second quarter of 2001 were at a record level of 4.2 million tonnes. Canadian dollar metallurgical coal prices were $63 in the second quarter of 2002 versus $58 in the second quarter of 2001, and $60 in the first quarter of this year.

In the second quarter, Fording purchased and cancelled 732,000 shares under its normal course issuer bid at an average price of approximately $30 per share. The Company's financial position remains strong with a net debt to net debt plus equity ratio of 18%.

A conference call to discuss these results will be held Wednesday, July 24, 2002 at 9:00 a.m. Mountain time, 11:00 a.m. Eastern time. To participate in the conference call, please dial 1-888-881-4892 or 416-640-4127 approximately ten minutes prior to the call.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read together with the Company's unaudited consolidated financial statements for the period ended June 30, 2002, management's discussion and analysis of financial condition and the consolidated financial statements of the Company for the year ended December 31, 2001, and Fording's other public disclosures. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles.

Overview

Income from operations and net income amounted to $44 million and $22 million respectively, for the second quarter of 2002, compared with $56 million and $31 million for the same period in 2001. Earnings per share of $0.43 were 27% lower than the second quarter of 2001. For the six months ended June 30, 2002 income from operations of $78 million, net income of $39 million and earnings per share of $0.76 were approximately 10% lower than the previous year. The decline in operating results is primarily a result of lower sales volume for the Company's metallurgical coal products, partially offset by higher sales prices.

Second quarter income from operations rose $9 million, or 27% over the first quarter of 2002, and net income improved 29% on the strength of higher coal prices. Second quarter export coal prices reflect the effects of new settlements applied to the quarter, offset slightly by business carried over from the prior coal year at lower prices.

Summarized Statement of Net Income
(unaudited)

(in millions)	For the three months ended June 30 2002	For the three months ended June 30 2001	For the six months ended June 30 2002	For the six months ended June 30 2001
Income from operations				
Mountain Operations	**$ 34.9**	$ 44.1	**$ 61.3**	$ 65.1
Prairie Operations	**10.6**	11.5	**19.7**	22.4
Industrial Minerals Operations	**0.6**	1.8	**1.1**	1.7
Corporate	**(2.6)**	(1.6)	**(4.4)**	(3.2)
	43.5	55.8	**77.7**	86.0
Interest and other expenses	**1.3**	3.4	**2.3**	6.3
Income taxes	**20.0**	21.4	**36.1**	35.6
Net income	**$ 22.2**	$ 31.0	**$ 39.3**	$ 44.1
Basic earnings per share	**$ 0.43**	$ 0.59	**$ 0.76**	$ 0.84

Results of Operations

Mountain Operations

Income from operations of $35 million for the second quarter of 2002, and $61 million for the first half are $9 million and $4 million lower, respectively than the same periods in 2001. These decreases reflect lower sales volumes and higher unit cost of sales, partially offset by higher sales prices.

Operating revenues of $204 million for the second quarter of 2002 were $42 million lower than the same period in 2001. For the six-month period ended June 30, 2002, revenue of $398 million declined by $57 million from the first half of 2001.

Metallurgical coal sales were 3.2 million tonnes for the second consecutive quarter and were 1.0 million tonnes below the second quarter of 2001. For the first six months of the year, sales were 6.4 million tonnes in 2002 as compared to 8.3 million in 2001. A number of factors contributed to

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this decline. Most notable is the fact that more buoyant steel markets and a critical shortage of hard-coking coal in the first half of 2001 allowed Fording to perform ahead of plan and ship at record levels. Additionally, sales to North America have been less than anticipated due to the closure of some US steel mills, and reduced take from others over the period as a result of poor demand for steel and production problems. Efforts to sell this available tonnage have been delayed by protracted negotiations in 2002. Further impacting volume has been slow uptake during negotiations, a reduction in tonnage from some customers, and an increase in the spread between hard-coking coal and semi-soft coking coal prices which has encouraged consumers to increase the proportion of lower cost semi-soft coal in their blends.

Average sales price for the second quarter of US $44 per tonne was an increase of 11% over the same period of 2001 and reflect higher contract settlements for hard-coking coal in the 2002 coal year. The pricing on approximately 1 million tonnes of second quarter sales for which negotiations have not been completely finalized, has been estimated based on recent market settlements and the status of negotiations. Metallurgical coal sales prices for the current six-month period were US $44, 16% above the same period in 2001. The Canadian dollar price increased 9% to $63 for the second quarter of 2002, while realized Canadian dollar prices increased to $62 from $55 for the first six months of 2002. Previously established foreign exchange forward contracts resulted in a realized exchange rate of US $0.70 in 2002 as compared to US $0.68 in the same period of 2001.

Cost of sales decreased to $155 million in the second quarter from $188 million in the same period of 2001 due to lower sales volumes, however unit cost of sales increased 8% to $48 per tonne. Similarly, on a year to date basis, cost of sales decreased 15% while unit cost of sales increased 10% to $48 per tonne. On a year to date basis, unit distribution costs were 6% higher primarily due to rail and port rate increases effective April 1, 2001. The unit cost of production was 10% higher reflecting vacation and inventory control shutdowns, increased haul distances and higher equipment maintenance costs.

Selling, general and administrative expenses in the second quarter and year to date in 2002 were consistent with the same periods in 2001. Depreciation and depletion increased slightly for the quarter and year to date due to capital spending programs in 2001.

Prairie Operations

Income from operations declined to $11 million in the second quarter of 2002 from $12 million in the same period in 2001. For the six-month period ended June 30, 2002 operating income decreased $3 million from the same period in 2001 to $20 million. The decreases in operating income primarily reflect the completion of the Mildred Lake contract during the third quarter of 2001.

Industrial Minerals Operations

Income from operations decreased to $1 million in the second quarter of 2002 from $2 million in the second quarter of 2001, while year to date operating income of $1 million in 2002 declined 35% from the same period in 2001. Reduced sales volumes were partially offset by an increase in the average sales price, which was primarily a result of product mix. Wollastonite sales volumes of 46,000 tonnes in the six months ended June 30, 2002 are 11% lower than the same period in 2001.

Other

Corporate costs were approximately $1 million higher than prior year for both the second quarter and year to date. The increase is primarily a result of the additional costs of being a public company.

Year to date interest and other expenses have decreased $4 million to $2 million in 2002. This decline reflects lower interest rates and debt levels as well as the inclusion in 2001 of one-time costs associated with the corporate reorganization.

Income taxes totalled $20 million in the second quarter of 2002 compared with $21 million in the same period of 2001 as a result of lower pre-tax income. The effective tax rate was 47% in the second quarter of 2002 as compared to 41% in the second quarter of 2001. On a year to date basis, income taxes were essentially unchanged at $36 million, while the effective tax rate was 48% in 2002 as compared to 45% in 2001. The lower effective tax rates in 2001 for the quarter and year to date are a result of finalizing tax assessments related to prior years in June 2001.

Liquidity and Capital Resources

As at June 30, 2002, the Company's cash and cash equivalents were $7 million. Cash flow declined to $44 million in the three months ended June 30, 2002 from $54 million over the comparable period in 2001 as a result of the decrease in net income in the current period. Cash used in investing activities rose to $13 million in the second quarter of 2002 from $9 million in the same period of 2001 primarily due to the advancement of the Brooks power project and mine development in the Mountain Operations.

For the first six months of 2002, cash flow decreased to $77 million from $86 million in the same period of 2001 primarily due to lower net income in 2002. Cash used in investing activities rose to $26 million from $11 million. Current year capital expenditures relate to normal maintenance expenditures required to sustain existing operations, mine development in the Mountain Operations and approximately $4 million for advancement of the Brooks power project.

The net decrease in non-cash working capital of $8 million in the second quarter of 2002 was primarily a result of higher income taxes payable due to timing of payments. Increases in product inventory were essentially offset by a decline in trade receivables. For the six months ended June 30, 2002, non-cash working capital rose $16 million reflecting higher inventory levels partially offset by lower accounts receivable.

Long-term debt and bank indebtedness decreased $11 million during the second quarter of 2002, while year to date there has been an increase of $3 million. Dividends in the amount of $6 million or $0.125 per share were declared and paid in the quarter. Total dividends paid in 2002 amount to $13 million. Year to date there were 732,000 shares purchased under the normal course issuer bid for $22 million, all of which were purchased in the second quarter.

Looking forward, the Company believes that cash generated from operations and its borrowing capacity will be more than sufficient to meet its current working capital requirements, anticipated capital expenditures and dividend payments. At June 30, 2002, the Company had unused lines of credit of $76 million under its syndicated bank facility.

Outlook

Fording's Mountain Operations continue to have the largest impact on the financial results of the Company. Most significantly, negotiations with metallurgical coal customers have advanced sufficiently to indicate that prices for the Company's metallurgical coal for the 2002 calendar year have increased approximately 10%, or US $4 over last year's average realized price. Hard-coking coal prices have enjoyed a substantial increase, reflecting a supply and demand balance in the seaborne hard-coking coal market. Prices for lower-quality coals, such as thermal, pulverised coal for injection and semi-soft coals, have decreased for the current year reflecting oversupply of these coal types.

In recent months the global steel industry has shown signs of recovery. Steel prices are improving, and production in Japan is increasing. Demand for hard-coking coal is therefore expected to rise from recent levels.

At this time, total coal sales under contract for the calendar year are approximately 13 million tonnes. Additional calendar year sales tonnes are expected to be realized with the conclusion of remaining contract negotiations, the securing of upcoming tender business and activity in the spot market. The Company now anticipates 2002 calendar year sales to be around 14 million tonnes.

The Company's achievement of its sales targets can be influenced by a number of factors. These factors include ongoing negotiations, the level of production from blast furnace iron producers, the relative use of purchased coke and lesser coals, shipment schedules - or uptake - of customers, and weather delays or mechanical problems at sea, at port, or between the mine and port.

The unit cost of sales is expected to remain higher than that experienced in 2001 for the balance of the year, largely due to higher site costs. Production rates from the three mountain mines over the next several quarters will be managed to control inventories while meeting sales commitments. Rail costs have not changed significantly for the 2002 coal year. Negotiations with Westshore Terminals for the cost of ship-loading services at the port are ongoing. The contracts to load production from the Fording River mine expired at the end of March 2002. The agreement for the Greenhills mine expires December 31, 2002. At the present time the Company is being charged provisional prices on expired contracts that are similar to the average rates paid in 2001.

In the Prairie Operations, the Company continues to be involved in a competitive bid process for a long-term contract mining arrangement at the Whitewood and Highvale mines, to take effect January 1, 2003. Both mines are owned by TransAlta. The Company's contract to operate the 3.0 million tonne Whitewood mine expires at the end of December 2002, and the 12 million tonne Highvale mine is currently operated by another company. EPCOR, owner of the Genesee power generating station, is proceeding with the construction of the third generating unit. This project is expected to increase Fording's mining activity in late 2004.

ENMAX has withdrawn its option to participate in the development of the Brooks power project located in southeastern Alberta. The option would have allowed ENMAX to participate in the ownership of the power plant and to provide an agreement to purchase the electricity produced. Technical and environmental studies have been completed and Fording is moving the project through the permitting process, which is expected to be completed by the end of 2002. During the next several months Fording will continue to monitor and evaluate the changing regulatory framework, decisions with respect to transmission congestion in Alberta, and the electricity markets. Fording has invested approximately $6 million in capital spending on Brooks to date, and is expected to invest another $3 million to advance the project through the permitting phase.

FORWARD LOOKING STATEMENT

Certain information included in this document is forward-looking including, without limitation, statements relating to the prices and demand for Fording's products or the impact of recent events. Such forward-looking information involves numerous assumptions, inherent risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking information made by or on behalf of Fording. Risks, uncertainties and other factors are discussed in our public filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

OPERATING DATA

	For the three months ended June 30		For the six months ended June 30	
	2002	2001	**2002**	2001
Mountain Operations				
Coal produced (million tonnes)*				
Total	**4.1**	4.5	**8.1**	8.9
Net Production	**3.9**	4.3	**7.7**	8.4
Coal sales (million tonnes)	**3.2**	4.2	**6.4**	8.3
Average sales price ($US/tonne)	**$ 44**	$ 40	**$ 44**	$ 38
Average sales price ($CDN/tonne)	**$ 63**	$ 58	**$ 62**	$ 55
Prairie Operations				
Coal delivered (million tonnes)	**1.6**	1.4	**3.3**	2.6
Industrial Minerals Operations				
Wollastonite sales (thousand tonnes)	**23.3**	25.3	**45.5**	51.1
Average sales price ($US/tonne)	**$ 332**	$ 307	**$ 327**	$ 300
Employees at period-end			**1,908**	1,880

* A joint-venture partner in the Greenhills Operations takes 20% share of production in kind.

FINANCIAL STATEMENTS

Consolidated Statement of Income

(unaudited)

(in millions, except per share amounts)	For the three months ended June 30 2002	2001	For the six months ended June 30 2002	2001
Revenues	**$ 236.1**	$ 283.4	**$ 457.6**	$ 526.2
Expenses				
Cost of sales	**168.9**	206.1	**334.8**	397.3
Selling, general and administration	**4.8**	3.2	**8.1**	6.4
Depreciation, depletion	**18.9**	18.3	**37.0**	36.5
	192.6	227.6	**379.9**	440.2
Income from operations	**43.5**	55.8	**77.7**	86.0
Interest and other expenses, net (Note 3)	**1.3**	3.4	**2.3**	6.3
Income before taxes	**42.2**	52.4	**75.4**	79.7
Income taxes	**20.0**	21.4	**36.1**	35.6
Net income	**$ 22.2**	$ 31.0	**$ 39.3**	$ 44.1
Weighted average number of common shares outstanding	**51.7**	52.5	**51.9**	52.5
Basic earnings per common share	**$ 0.43**	$ 0.59	**$ 0.76**	$ 0.84
Diluted earnings per common share	**$ 0.43**	$ 0.59	**$ 0.75**	$ 0.84

Consolidated Statement of Retained Earnings

(unaudited)

(in millions)	For the six months ended June 30 2002	2001
Balance, beginning of period	**$ 423.6**	$ 361.2
Net income	**39.3**	44.1
Dividends	**(13.0)**	(13.6)
Repurchase of shares	**(18.3)**	-
Balance, end of period	**$ 431.6**	$ 391.7

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Consolidated Statement of Cash Flows

(unaudited)

(in millions)	For the three months ended June 30 2002	2001	For the six months ended June 30 2002	2001
Operating activities				
Net income	**$ 22.2**	$ 31.0	**$ 39.3**	$ 44.1
Depreciation, depletion	**18.9**	18.3	**37.0**	36.5
Future income taxes	**0.2**	1.5	**(0.9)**	0.9
Reclamation of minesites	**0.3**	0.6	**0.8**	1.2
Employee future benefits	**2.2**	0.9	**0.6**	1.6
Other	**-**	1.7	**-**	1.6
Cash flow	**43.8**	54.0	**76.8**	85.9
Change in non-cash working capital	**7.6**	(0.6)	**(16.4)**	(4.4)
Cash from operations	**51.4**	53.4	**60.4**	81.5
Financing activities				
Dividends	**(6.5)**	(6.6)	**(13.0)**	(13.6)
Change in long-term debt	**(17.0)**	(34.0)	**(13.0)**	(51.0)
Change in bank indebtedness	**5.9**	1.5	**16.1**	6.0
Issuance of capital stock	**0.2**	-	**0.5**	-
Repurchase of capital stock	**(22.0)**	-	**(22.0)**	-
	(39.4)	(39.1)	**(31.4)**	(58.6)
Investing activities				
Additions to capital assets	**(13.7)**	(6.1)	**(26.4)**	(9.4)
Proceeds on disposal of capital assets	**1.0**	-	**1.0**	0.6
Other	**(0.4)**	(2.4)	**(0.5)**	(1.8)
	(13.1)	(8.5)	**(25.9)**	(10.6)
Cash position*				
Increase (decrease) in cash	**(1.1)**	5.8	**3.1**	12.3
Cash at beginning of period	**7.9**	9.1	**3.7**	2.6
Cash at end of period	**$ 6.8**	$ 14.9	**$ 6.8**	$ 14.9

* Cash is comprised of cash and investments maturing within three months

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Consolidated Balance Sheet
(unaudited)

(in millions)	June 30 2002	December 31 2001
Assets		
Current assets		
Cash, temporary investments	$ 6.8	$ 3.7
Accounts receivable	37.2	54.3
Inventories	184.5	156.8
Prepaid expenses	12.6	6.9
	241.1	221.7
Capital assets	1,475.2	1,466.5
Less: Accumulated depreciation, depletion and amortization	690.6	659.4
	784.6	807.1
Other assets	10.5	11.5
	$ 1,036.2	$ 1,040.3
Liabilities and Shareholders' Equity		
Current liabilities		
Bank indebtedness	$ 17.0	$ 0.9
Accounts payable	74.9	78.5
Income taxes payable	5.4	1.7
	97.3	81.1
Non-current liabilities	63.2	61.7
Long-term debt	118.0	131.0
Future income taxes	176.8	178.3
	455.3	452.1
Shareholders' equity		
Capital stock	124.2	125.5
Capital contributed	-	1.8
Retained earnings	431.6	423.6
Foreign currency translation adjustments	25.1	37.3
	580.9	588.2
	$ 1,036.2	$ 1,040.3

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Notes to Consolidated Financial Statements
(unaudited)

1. Accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements, except as noted below. The financial statements should be read in conjunction with the Company's annual consolidated financial statements included in the 2001 Annual Report and other public disclosure.

Stock-based compensation

No compensation expense is recognized for stock-based compensation plans when stock options are issued to employees. Any consideration paid by the employees on exercise of stock options or purchase of stock is credited to share capital.

On January 1, 2002 the Canadian Institute of Chartered Accountants (CICA) Section 3870, Stock-based Compensation and Other Stock-based Payments became effective. The new section applies to all awards granted on or after January 1, 2002. When a company does not use the fair value based method of accounting, it must disclose fair value based income and earnings per share information.

Under the new recommendations, the Company's accounting for stock options is unchanged from prior periods, except for additional disclosure requirements as detailed in note 6.

2. Corporate reorganization

On October 1, 2001, as part of a corporate Plan of Arrangement, Canadian Pacific Limited (CPL) distributed its interests in Fording Corporation (old Fording Inc.) to a newly created publicly held Company, Fording Inc. (new Fording Inc.). As both Fording Corporation and Fording Inc. were under the control of CPL, the transaction was accounted for in a manner similar to a pooling-of-interests and the historical financial information of Fording Corporation became the historical financial information of newly formed Fording Inc.

3. Other expenses, net

	For the three months ended June 30		For the six months ended June 30	
(in millions)	**2002**	2001	**2002**	2001
Interest expense	**$ 1.3**	$ 2.5	**$ 2.4**	$ 5.4
Interest income	**-**	(0.1)	**(0.1)**	(0.1)
Costs related to reorganization	**-**	1.0	**-**	1.0
	$ 1.3	$ 3.4	**$ 2.3**	$ 6.3

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4. Segment information

(in millions)	For the three months ended June 30 2002	2001	For the six months ended June 30 2002	2001
Mountain Operations				
Revenues	**$ 204.3**	$ 246.3	**$ 398.0**	$ 454.5
Cost of sales	**154.6**	188.3	**307.7**	361.8
Selling, general and administration	**0.6**	0.6	**1.1**	1.1
Depreciation, depletion	**14.2**	13.3	**27.9**	26.5
Income from operations	**34.9**	44.1	**61.3**	65.1
Prairie Operations				
Revenues	**18.8**	24.5	**34.3**	46.9
Cost of sales	**6.3**	10.5	**10.9**	19.6
Depreciation, depletion	**1.9**	2.5	**3.7**	4.9
Income from operations	**10.6**	11.5	**19.7**	22.4
Industrial Minerals Operations				
Revenues	**13.0**	12.6	**25.3**	24.8
Cost of sales	**8.0**	7.3	**16.2**	15.9
Selling, general and administration	**1.8**	1.4	**3.0**	3.0
Depreciation, depletion	**2.6**	2.1	**5.0**	4.2
Income from operations	**0.6**	1.8	**1.1**	1.7
Corporate				
Selling, general and administration	**2.4**	1.2	**4.0**	2.3
Depreciation, depletion	**0.2**	0.4	**0.4**	0.9
Income from operations	**(2.6)**	(1.6)	**(4.4)**	(3.2)
Total				
Revenues	**$ 236.1**	$ 283.4	**$ 457.6**	$ 526.2
Cost of sales	**168.9**	206.1	**334.8**	397.3
Selling, general and administration	**4.8**	3.2	**8.1**	6.4
Depreciation, depletion	**18.9**	18.3	**37.0**	36.5
Income from operations	**43.5**	55.8	**77.7**	86.0
Other expenses, net	**1.3**	3.4	**2.3**	6.3
Income taxes	**20.0**	21.4	**36.1**	35.6
Net income	**$ 22.2**	$ 31.0	**$ 39.3**	$ 44.1

5. Earnings per share

Fording became an independent corporate entity on October 1, 2001 with its shares trading on the Toronto and New York stock exchanges effective October 3, 2001. Basic earnings per share has been calculated assuming that for all periods prior to October 1, 2001 the number of Fording shares outstanding was that which was outstanding immediately upon the completion of the Plan of Arrangement, which was 52.5 million shares.

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Similarly, diluted earnings per share has been calculated assuming that the number of Fording options outstanding immediately after the completion of the Plan of Arrangement were outstanding for all periods prior to October 1, 2001. In calculating diluted earnings per share, the net income remains unchanged from the basic earnings per share calculation and the number of shares outstanding was increased for the dilutive effect of outstanding stock options. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.

At June 30, 2002 the number of shares outstanding was 51.3 million.

(in millions)	For the three months ended June 30 **2002**	2001	For the six months ended June 30 **2002**	2001
Weighted average number of common shares outstanding - basic earnings per share	**51.7**	52.5	**51.9**	52.5
Effect of dilutive securities - stock options	**0.3**	0.2	**0.2**	0.2
Weighted average number of common shares outstanding - diluted earnings per share	**52.0**	52.7	**52.1**	52.7

6. Stock-based compensation

On April 23, 2002, under the Directors' Stock Option Plan the Company granted 32,000 options to purchase common shares at $31.06 being the five-day weighted average trading price of the shares on the Toronto Stock Exchange. The expiry date of options is ten years after the grant date and the options become exercisable following the next annual shareholders' meeting. The Company also granted 224,960 options under the Key Employee Stock Option Plan on February 15, 2002 at an exercise price of $27.60 which will expire ten years after the grant date and become exercisable over a three year vesting period.

On a pro-forma basis, had compensation cost for the Company's stock options issued in 2002 been determined based on the fair value method, the Company's net income and earnings per share would have been reduced to the amounts shown below.

(in millions, except earnings per share)		For the three months ended June 30, 2002	For the six months ended June 30, 2002
Net Income	As reported	$22.2	$39.3
	Pro-forma	$21.9	$38.8
Basic earnings per share	As reported	$0.43	$0.76
	Pro-forma	$0.42	$0.75
Diluted earnings per share	As reported	$0.43	$0.75
	Pro-forma	$0.42	$0.75

The fair value of options granted during 2002 was estimated at $2.5 million using the Black-Scholes model with the following weighted average assumptions:

	2002
Expected life (years)	6
Interest rate	4.9%
Volatility	33%
Dividend yield	1.8%

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For the pro-forma net income calculation, the fair value of options is amortized to compensation expense over the vesting period of the options, which resulted in a $0.3 million adjustment in the second quarter of 2002 ($0.5 million year to date).

7. Foreign exchange forward contracts

Exchange rate movements can have a significant impact on results as a significant portion of the Company's operating costs are incurred in Canadian dollars and most revenues are earned in US dollars. To manage its exposure to currency fluctuations, the Company has entered into foreign exchange forward contracts to fix the rate at which certain future anticipated flows of US dollars are exchanged into Canadian dollars. The Company's realized loss on foreign exchange included in revenues of the second quarter is $19.8 million ($45.2 million year to date). The following chart summarizes the Company's hedged positions commencing July 1, 2002. The unrealized loss on foreign exchange forward contracts as at June 30, 2002 is $47.9 million.

Year	Amount Hedged (millions of US$)	Average Exchange Rates (CDN$/US$)	(US$/CDN$)
2002	$ 306	1.44	0.69
2003	585	1.54	0.65
2004	386	1.51	0.66
2005	280	1.48	0.68
2006	45	1.60	0.62
Total	$ 1,602		

8. Commitments and Contingencies

There are no material changes to commitments and contingencies from those reported in the annual consolidated financial statements included in the Company's 2001 Annual Report except as noted below.

On October 30, 2001, the Canadian Pacific Railway Company (CPR) by notice under Article 6 of the Arrangement Agreement entered into in connection with the Plan of Arrangement, asserted a claim against Fording relating to purported environmental damage at the former Mount Washington minesite on Vancouver Island. The notice states that CPR, as the parent company to the registered titleholder of the mineral rights, was served with an Inspector's Direction under the *Fisheries Act* (Canada) on June 26, 2001 wherein CPR and the third-party owner of the surface rights were directed to remediate the Mount Washington minesite. CPR is claiming indemnification against Fording under the Arrangement Agreement on the basis that responsibility for remediation of the Mount Washington minesite relates to Fording's business. On April 4, 2002, CPR, by letter, directed Fording, together with two other parties, to assume care and control of the remediation of the Mount Washington minesite. Fording disputes that it has any liability to CPR in connection with the Inspector's Direction or under the Arrangement Agreement.

9. Reclassification

Certain 2001 figures have been reclassified to conform to the presentation adopted for 2002.

For further information contact:

Mark Gow, CA
Director, Investor Relations
(403) 260-9834
mark_gow@fording.ca

16

News Release | Fording

Fording Inc. Suite 1000, 205 Ninth Avenue S.E.
Calgary, Alberta T2G 0R4

FORDING INC. INCREASES DIVIDEND

Calgary, July 24 – Fording Inc. (TSX/NYSE: FDG) announced today that its Board of Directors has raised its dividend 20% and has declared a quarterly dividend of fifteen cents ($0.15) Canadian per share on the outstanding common shares, payable on September 16, 2002 to shareholders of record at the close of business on August 20, 2002.

For further information contact:

Mark Gow, CA
Director, Investor Relations
(403) 260-9834
Email: mark_gow@fording.ca